Exhibit 99.145
Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext. 243
Email: lthompson@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
April 19, 2006
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE: Blue Pearl Mining Ltd.
We are pleased to confirm that copies of the following materials were mailed to the Directors, Auditors and registered shareholders on April 12th, 2006, and to the Non-Objecting Beneficial Owners on April 17th, 2006.
1.	Proxy

2.	Notice of Annual Meeting of Shareholders, Management Information Circular

3.	2005 Annual Report

4.	Supplemental Mailing List Request Form

5.	Proxy Return Envelope
Yours Truly,
EQUITY TRANSFER SERVICES INC.
Per: